SECUF 06002241 ION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48984

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2005 (MM/DD/YY) AND ENDING 12/31/2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Jackson National Life Distributors, Inc.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8055 E Tufts Avenue, 11th Floor
(No. and Street)

Denver, Colorado, 80237
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
J. Douglas Townsend 720-489-6525
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
MAR 13 2006
THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP
(Name – *if individual, state last, first, middle name*)

707 Seventeenth Street, Suite 2700, Denver, Colorado 80202
(Address) (City) (State) (Zip Code)

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 24 2006
WASH, D.C.
185

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, J. Douglas Townsend, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Jackson National Life Distributors, Inc., as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MASHELL M. PETERSEN NOTARY PUBLIC STATE OF COLORADO

My Commission Expires 07/09/2008

Notary Public

Signature

Vice President, Controller

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JACKSON NATIONAL LIFE DISTRIBUTORS, INC.
(A Wholly Owned Subsidiary of Jackson National Life Insurance Company)

Index to Financial Statements and Supplementary Information

KPMG LLP
Suite 2700
707 Seventeenth Street
Denver, CO 80202

Independent Auditors' Report

The Board of Directors and Stockholder
Jackson National Life Distributors, Inc.:

We have audited the accompanying statement of financial condition of Jackson National Life Distributors, Inc. (the Company) (a wholly owned subsidiary of Jackson National Life Insurance Company and an indirect wholly owned subsidiary of Prudential plc) as of December 31, 2005 and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for purposes of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Jackson National Life Distributors, Inc. as of December 31, 2005 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The Company is a member of a group of affiliated companies and, as disclosed in the financial statements, has extensive transactions and relationships with members of the group. Because of these relationships, it is possible that the terms of these transactions are not the same as those that would result from transactions among wholly unrelated parties.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in schedules I and II is presented by management for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

KPMG LLP

KPMG LLP

Denver, Colorado
January 25, 2006

JACKSON NATIONAL LIFE DISTRIBUTORS, INC.

(A Wholly Owned Subsidiary of Jackson National Life Insurance Company)

Statement of Financial Condition

December 31, 2005

Assets		
Cash and cash equivalents	$	858,129
Fees receivable		2,502,803
	$	3,360,932
Liabilities and Stockholder's Equity		
Liabilities:		
Payable to affiliate	$	2,503,554
Income taxes payable		70,682
		2,574,236
Stockholder's equity:		
Common stock, $1 par value. Authorized 20,000 shares; issued and outstanding 5,000 shares		5,000
Additional paid-in capital		295,000
Retained earnings		486,696
Total stockholder's equity		786,696
	$	3,360,932

See accompanying notes to financial statements.

JACKSON NATIONAL LIFE DISTRIBUTORS, INC.
(A Wholly Owned Subsidiary of Jackson National Life Insurance Company)

Statement of Operations

Year ended December 31, 2005

Revenues:		
Service fee income and expense reimbursement, from affiliate	$	107,923,360
12b-1 fee income		24,346,674
Interest income		60
Total revenues		132,270,094
Expenses:		
Commissions expense		48,708,119
Compensation and benefits		27,926,179
Marketing		21,136,599
Printing		7,017,857
Travel and entertainment		7,850,180
Literature distribution		3,609,630
Occupancy expenses		8,470,325
Other expenses		7,220,353
Total expenses		131,939,242
Pretax income		330,852
Income tax expense		130,852
Net income	$	200,000

See accompanying notes to financial statements.

JACKSON NATIONAL LIFE DISTRIBUTORS, INC.
(A Wholly Owned Subsidiary of Jackson National Life Insurance Company)

Statement of Changes in Stockholder's Equity

Year ended December 31, 2005

	Common stock		Additional paid-in capital	Retained earnings	Total stockholder's equity
	Shares outstanding	Amount			
Balances, December 31, 2004	5,000	$ 5,000	295,000	286,696	586,696
Net income	—	—	—	200,000	200,000
Balances, December 31, 2005	5,000	$ 5,000	295,000	486,696	786,696

See accompanying notes to financial statements.

JACKSON NATIONAL LIFE DISTRIBUTORS, INC.

(A Wholly Owned Subsidiary of Jackson National Life Insurance Company)

Statement of Cash Flows

Year ended December 31, 2005

Cash flows from operating activities:		
Net income	$	200,000
Adjustments to reconcile net income to net cash provided by operating activities:		
Changes in assets and liabilities:		
Increase in fees receivable		(2,502,803)
Increase in income taxes payable		17,849
Increase in payable to affiliate		2,316,343
Net cash provided by operating activities		31,389
Increase in cash and cash equivalents		31,389
Cash and cash equivalents, beginning of year		826,740
Cash and cash equivalents, end of year	$	858,129
Supplemental cash flow information:		
Income taxes paid, net of refunds	$	113,003

See accompanying notes to financial statements.

(1) Organization and Significant Accounting Policies

(a) Organization

Jackson National Life Distributors, Inc. (the Company), a registered broker-dealer under the Securities Exchange Act of 1934, serves as the principal distributor and sales and marketing organization for the Jackson National Life Insurance Company (Jackson) insurance and annuity products, which are regulated under federal securities laws. The Company is a wholly owned subsidiary of Jackson which, in turn, is an indirect wholly owned subsidiary of Prudential plc.

(b) Basis of Presentation

The accompanying financial statements have been prepared using the accrual method of accounting.

(c) Cash and Cash Equivalents

Cash and cash equivalents consist of cash on hand and in banks including money market, demand deposits, commercial paper, and certificates of deposit with maturities of three months or less and money market mutual funds.

(d) Use of Estimates

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America which requires management of the Company to make estimates and assumptions relating to the reported amount of assets and liabilities, as well as the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year. Actual results could differ from those estimates.

(2) Service Fee Income and Expense Reimbursement from Affiliate

The Company has a cost allocation agreement with Jackson whereby the Company assists in making arrangements with broker-dealers for the distribution of Jackson insurance and annuity products and in promoting the sale thereof through such broker-dealers. Pursuant to the agreement, the Company is required to perform various services including technical assistance, training, and recruiting of qualified representatives. For services provided under this agreement, and for reimbursement of expenses incurred, the Company was compensated $107,923,360 for 2005.

Jackson provides personnel, services, and office space to the Company under the agreement which is considered by management to be reasonable to both parties. The Company reimbursed Jackson for administrative expenses, primarily representing salaries, employee benefits, and other promotional expenses, which are initially paid by Jackson in the amount of $131,939,242.

(3) Regulatory Pronouncements

In October 2003, the NASD issued Notice to Members 03-63 (NTM 03-63) which outlines the SEC guidance on the recording of expenses and liabilities by broker/dealers. On July 11, 2003, the Securities and Exchange Commission (SEC) Division of Market Regulation issued a letter to clarify its

(Continued)

position under SEC Rules 15c3-1, 17a-3, 17a-4, and 17a-5 regarding the treatment of broker/dealer expenses and liabilities. The letter addresses situations in which an affiliated party has agreed to pay expenses related to the business of the broker-dealer and required the broker-dealer to either record the expenses borne by the affiliate or to adjust the broker-dealer's net capital to reflect these expenses. The Company is in compliance with NTM 03-63 as a result of the cost allocation agreement referred to in note 2.

(4) Income Taxes

The Company files its federal and state income tax returns on a separate-entity basis and federal and state income tax expense is charged to the Company by Jackson under the cost allocation agreement discussed in note 2. As meals and entertainment are incurred on behalf of Jackson, the Company properly excludes the non-deductible portion of such expenses from its provision for income taxes. Deferred tax assets and liabilities, if any, are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. At December 31, 2005, there were no temporary differences that gave rise to deferred tax assets or liabilities.

Income tax expense of the Company for the year ended December 31, 2005 is comprised of the following:

Current:		
Federal	$	107,692
State		23,160
Total	$	130,852

The total income tax provision differs from the amount computed by applying the statutory federal income tax rate of 35% for the following reasons:

Expected income tax expense	$	115,798
State income taxes		15,054
Total income tax expense	$	130,852

The Company has current taxes payable of $70,682 as of December 31, 2005.

(5) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1) which requires that the ratio of aggregate indebtedness to net capital shall not exceed 15-to-1. On December 31, 2005, the Company's ratio of aggregate indebtedness to net capital was 3.27-to-1 and net capital was $786,696, which was $615,081 in excess of the minimum capital required of $171,615.

Schedule I

JACKSON NATIONAL LIFE DISTRIBUTORS, INC.

(A Wholly Owned Subsidiary of Jackson National Life Insurance Company)

Computation of Net Capital under Rule 15c3-1
of the Securities and Exchange Commission

December 31, 2005

Net capital:		
Total stockholder's equity qualified for net capital	$	786,696
Deductions for non-allowable assets		—
Net capital before haircuts on securities positions		786,696
Haircuts on securities positions		—
Net capital	$	786,696
Aggregate indebtedness	$	2,574,236
Total aggregate indebtedness	$	2,574,236
Computation of basic net capital requirement:		
6-2/3% of total aggregate indebtedness (or $5,000, if greater)	$	171,615
Excess net capital	$	615,081
Excess net capital at 1,000%	$	529,272
Ratio aggregate indebtedness to net capital		327%

Note: The computation of net capital under Rule 15c-1 as of December 31, 2005, computed by the Company, in its Form X-17a-5, Part II, filed with NASD Regulation, Inc. on January 13, 2006 does not differ from the above calculation which is based upon audited financial statements.

See accompanying independent auditors' report.

JACKSON NATIONAL LIFE DISTRIBUTORS, INC.
(A Wholly Owned Subsidiary of Jackson National Life Insurance Company)

Statement Regarding Rule 15c3-3 of the
Securities and Exchange Commission

December 31, 2005

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(1) of that rule.

See accompanying independent auditors' report.

KPMG

KPMG LLP
Suite 2700
707 Seventeenth Street
Denver, CO 80202

Independent Auditors' Report on Internal Control Required by Rule 17a-5 of the Securities Exchange Act of 1934 for a Broker-Dealer Claiming an Exemption from Rule 15c3-3 of the Securities and Exchange Commission

The Board of Directors and Stockholder
Jackson National Life Distributors, Inc.:

In planning and performing our audit of the financial statements of Jackson National Life Distributors, Inc. (the Company) (a wholly owned subsidiary of Jackson National Life Insurance Company and an indirect wholly owned subsidiary of Prudential plc) as of and for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the board of governors of the Federal Reserve System

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the SEC's objectives.

This report is intended solely for the information and use of the board of directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers-dealers and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

KPMG LLP

Denver, Colorado
January 25, 2006